John H. Sellers (650) 843-5070 jsellers@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY

November 19, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn:	Larry Spirgel

John Zitko

RE:	NeoPhotonics Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed November 19, 2010

File No. 333-166096

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are transmitting for filing Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-166096 (the “Registration Statement”). We are sending a copy of this letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes to Amendment No. 3 to the Registration Statement (“Amendment No. 3”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 23, 2010, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Mr. John Zitko.

The Amendment is being filed in response to comments received from the Staff, by letter dated July 29, 2010, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Income Statement, page F-4

1.	Please provide basic and diluted per share data on the face of your income statement for the six month period ended June 30, 2010.

The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the basic and diluted per share data have been provided on page F-4 of the Amendment on the face of the income statement for the nine months ended September 30, 2010. In accordance with the Company’s certificate of incorporation, the Company’s preferred stockholders are entitled to receive undistributed earnings in the

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November 19, 2010

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form of dividends or distributions as part of a liquidation before any distribution is made to common stockholders. The distribution for each class of preferred stock is pre-determined and noted in Note 10 starting on page F-35 of the Amendment. In accordance with ASC 260-10-45-60, we have determined that the Company’s preferred stockholders’ rights would classify these securities as participating. As a result, the Company applied the two-class method for calculating and presenting net income per share data. After applying the two-class method to allocate undistributed earnings and the distribution terms detailed in Note 10, all of the $2.8 million in undistributed earnings for the nine months ended September 30, 2010 was allocated to preferred stockholders. As a result, zero undistributed earnings were allocated to common stockholders and net income per basic and diluted shares was zero. The Company respectfully refers the Staff to Note 4 on page F-23 of the Amendment, which includes detailed computation of the net income per share data that supports the basic and diluted per share data on the face of the income statement for the nine months ended September 30, 2010.

Please do not hesitate to contact me at (650) 843-5070 if you have any questions or would like any additional information regarding the Amendment.

Sincerely,

John H. Sellers

cc:	Timothy S. Jenks, NeoPhotonics Corporation

James D. Fay, NeoPhotonics Corporation

William B. Brentani, Simpson Thacher & Bartlett LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM